

Mail Stop 3628

November 1, 2005

<u>By Facsimile (949) 475-4756 and U.S. Mail</u>
Kevin T. O'Malley
St. Jude Medical, Inc.
General Counsel
One Lillehei Plaza
St. Paul, Minnesota 55117

Re: **Advanced Neuromodulation Systems, Inc.**
       Schedule TO-T filed by Apollo Merger Corp.
          and St. Jude Medical, Inc.
       Filed on October 18, 2005
       <u>**File No. 005-33902**</u>

Dear Mr. O'Malley:

        We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO</u>

<u>Offer to Purchase for Cash</u>

<u>5. U.S. Federal Income Tax Consequences, page 17</u>

1. You state that this disclosure is intended as a "general summary" only and is a summary of the consequences that are "generally applicable." You must disclose all material tax consequences of the transaction. Revise the summary accordingly, including a description of any potential additional tax consequences.

<u>15. Certain Conditions to the Offer, page 44</u>

2. We note your reference to an "Acceptance Date." However, it does not appear that this term is defined within the Offer to Purchase or in the Agreement or Plan of Merger. Please revise

Kevin T. O'Malley
St. Jude Medical, Inc.
November 1, 2005
Page 2

to define this term. For example, if this term means the expiration date, please disclose. In this regard, all conditions of the offer, other than those relating to necessary governmental approvals, must be satisfied or waived prior to expiration of the offer and not acceptance of the securities.

Letter of Transmittal

3. We note your request that the security holder acknowledge that they "understand" certain terms the offer. It is not appropriate to require security holders to attest to the fact that they "understand" the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the Letter of Transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from Apollo and St. Jude acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Joseph Barbeau
        Gibson, Dunn & Crutcher LLP
        1881 Page Mill Road
        Palo Alto, California 94304-1125

        James J. Moloney
        Gibson, Dunn & Crutcher LLP
        4 Park Plaza
        Irvine, California 92614-8557